BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) announces to its shareholders and the market in general the conclusion of the public offering related to the Company’s first (1st) issuance of non-convertible and unsecured debentures, with restricted effort placement.

A total of 750.000 (seven hundred and fifty thousand) Debentures were subscribed to within the scope of the Restricted Offering, at the unit par value of R$1,000.00 (one thousand BRL), totaling  R$750,000,000,00 (seven hundred and fifty million BRL), of which 70.000 debentures with maturity of 3 years and 680.000 debentures with maturity of 7 years.

This transaction is in line with the strategy to lengthen the Company's debt profile, diversifying its sources of financing and optimizing the maturity / cost ratio of its debt instruments.

São Paulo, July 1, 2019.

Lorival Nogueira Luz Junior

Global CEO

Chief Financial and Investor Relations Officer (Interim)